Filed by Elan Corporation, plc
pursuant to Rule 425 of the
Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Alkermes, Inc.
Commission File No.: 001-14131

Elan plc May 9th, 2011

This presentation contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. A list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In connection with the proposed merger, New Alkermes will file with the Securities and Exchange Commission (SEC) a registration statement that will include a proxy statement of Alkermes, Inc. and a prospectus of New Alkermes. The definitive proxy statement/prospectus will be mailed to the stockholders of Alkermes, Inc. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALKERMES, INC. AND EDT AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about EDT and Alkermes, Inc., without charge, at the SEC's website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from Elan's website www.elan.com. This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for, or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Safe Harbor Statement

This document includes forward-looking statements as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Elan, EDT, New Alkermes or Alkermes, Inc. expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "forecast," "project," "plan," or similar expressions. The ability of Elan, EDT, New Alkermes and Alkermes, Inc. to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed because of the failure of one or more conditions, the possibility that the anticipated benefits from the proposed merger cannot or will not be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of their dates. Safe Harbor Statement (continued)

Transaction Details Elan has entered into a business combination and merger agreement with Alkermes, Inc to combine EDT with Alkermes, Inc, creating a new Irish public company ("New Alkermes") Elan to receive $500m cash plus 31.9m shares in New Alkermes upon closing Total value approximately $960 million (~9.5x adjusted EBITDA)* Elan to become a ~25% shareholder in New Alkermes Elan will use net cash proceeds to retire debt Intent to monetize shares over time * Based on 31.9m shares in New Alkermes at $14.47 each

New Alkermes Diversified, profitable biopharmaceutical company Commercial presence and revenues from five major commercial products Risperdal(r) Consta(r), Invega(r) Sustenna(r), Ampyra(r), Vivitrol(r) & Bydureon(tm) (not yet approved, positive opinion from CHMP) Two of the most important long-acting injectable antipsychotic drugs in the market - Risperdal Consta & Invega Sustenna Combined financial strength gives resources to invest in an innovative pipeline of proprietary drugs VIVITROL(r) is a trademark of Alkermes, Inc. RISPERDAL(r) CONSTA(r) is a trademark of Janssen-Cilag group of companies. INVEGA(r) SUSTENNA(r) is a trademark of Johnson & Johnson Corporation. BYDUREON(tm) is a trademark of Amylin Pharmaceuticals, Inc. AMPYRA(r) is a trademark of Acorda Therapeutics, Inc. NanoCrystal(r) is a trademark of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation plc.

Elan plc: Balance Sheet Impact (CHART) * PF investments assume 31.9m shares in Alkermes plc at $14.47 each. Excludes equity method investment in JAI. Investments Cash Cash Down 1/3 Up ~2x Debt Cash & Investments* (CHART) Interest Expense Down 1/3

Elan plc: 2012 and Beyond Science Parkinson's Disease Genetics Neotope Invest in strategic IP Tysabri* Accelerate market share Broaden commercial availability of assay Establish personalised risk stratification Invest in life cycle opportunities Pipeline Advance current programs D005, D002, D007 Selective in-licensing AIP** Bapi US Phase 3 mid-2012 Bapi sub-q Phase 2 ACC 001 Phase 2 Notes: * 50/50 collaboration with Biogen Idec. Note Tysabri risk section in Appendix. **Development of AAB and ACC Programs are under the control of J&J and Pfizer. Elan continues to have a material economic interest in them through its financial interest in the J&J subsidiary JAI.

Elan plc: Tysabri Patient Stratification Allows For Significant Growth Significant clinical, regulatory and commercial progress with Stratify JCV assay in US and Europe CE marking of assay in Europe and currently available CHMP adopted a positive opinion for inclusion of an additional risk factor, anti-JC virus (JCV) antibody status, to the product label for Tysabri Anticipate commercial availability in US in coming months as a LDT US label update anticipated in H2 2011 for JCV antibody status Investment in life cycle opportunities can further enhance growth Every 10,000 Tysabri Patients Adds $100m EBITDA To Elan

Elan plc: 2012 and Beyond Science based, high growth, biotechnology company Leading MS Therapeutic business Distinctive approach to discovery science targeted towards a broad array of neurology Headcount of ~450 Headquartered in Dublin, Discovery / Science / Development in San Francisco Net cash & investments with accelerating cash flow generation Expected Revenue Growth of 15%+ CAGR Over The Next 3-5 Years

Upcoming Key Events Tysabri US commercial availability of JCV assay in mid-2011 EU label update for JCV antibody status in mid-2011 US label update for JCV antibody status in H2 2011 Selective investments in opportunities within neurology Bapineuzumab* Phase III US data mid 2012 Notes: *Development of AAB and ACC Programs are under the control of J&J and Pfizer. Elan continues to have a material economic interest in them through its financial interest in the J&J subsidiary JAI.

Appendices

2008 to 2010 - BioNeurology and EDT

Q1 2011 - BioNeurology and EDT

13 13 BioNeurology Stand-Alone Revenue Adjusted EBITDA Operating Expenses *Operating Profit (CHART) (CHART) (CHART) (CHART) R&D SG&A ($ Millions) ($ Millions) ($ Millions) ($ Millions) *Pre-charges

Tysabri Black Box Warning TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Cases of PML have been reported in patients taking TYSABRI who were recently or concomitantly treated with immunomodulators or immunosuppressants, as well as in patients receiving TYSABRI as monotherapy. Because of the risk of PML, TYSABRI is available only through a special restricted distribution program called the TOUCH(r)Prescribing Program. Under the TOUCH(r)Prescribing Program, only prescribers, infusion centers, and pharmacies associated with infusion centers registered with the program are able to prescribe, distribute, or infuse the product. In addition, TYSABRI must be administered only to patients who are enrolled in and meet all the conditions of the TOUCH(r)Prescribing Program. Healthcare professionals should monitor patients on TYSABRI for any new sign or symptom that may be suggestive of PML. TYSABRI dosing should be withheld immediately at the first sign or symptom suggestive of PML. For diagnosis, an evaluation that includes a gadolinium-enhanced magnetic resonance imaging (MRI) scan of the brain and, when indicated, cerebrospinal fluid analysis for JC viral DNA are recommended.